2/21/06 SS

BB

SECURI 06002263 ON

SEC MAIL PROCESSING RECEIVED FEB 2 4 2006 WASH, D.C. 199 SECTION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 66429 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
NEWFORTH PARTNERS LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 S. ELLSWORTH AVENUE, SUITE 201
(No. and Street)

SAN MATEO (City) CALIFORNIA (State) 94401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES H. WILLIAMS (415) 492-8975
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name – *If individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311 (Address) LARKSPUR (City) CALIFORNIA (State) 94939 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 9 2006 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, TRICIA SALINERO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEWFORTH PARTNERS LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRINCIPAL
Title

Please See Attached California Jurat

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# California Jurat Loose Certificate

State of California
County of SAN MATEO } ss.

EUGENIA KIBBEE LORENZ
Commission # 1344690
Notary Public - California
San Mateo County
My Comm. Expires Mar 23, 2006

Subscribed to and sworn to (or affirmed) before me

this 21st day of DECEMBER, 2005 by

TRICIA SALINERO,

personally known to me ~~or proved to me on the~~

~~basis of satisfactory evidence~~ to be the person~~(s)~~

who appeared before me.

[signature]

Signature of Notary

## Other Information

This information is not required by state law, but is helpful in preventing fraud.

**Document Identification:**

Name/Type: OATH/AFFIRMATION - ANNUAL AUDITED REPORT
Date: RPT 1-1-05 > 12-31-05 # of Pages: -2-
Other Info: NEWFORTH PARTNERS, LLC
Journal Entry #: 41-2

**Signer Information**

Name: TRICIA SALINERO
Capacity (if corporate): PRINCIPAL

©2005 Golden State Notary www.GoldenStateNotary.com (888) 263-1977

*CLARIDAD & CROWE*

**Certified Public Accountants**
**A Partnership of Professional Corporations**

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
*Facsimile* (415) 464-9009

## INDEPENDENT AUDITOR'S REPORT

To the Members of
Newforth Partners, LLC
San Mateo, California

We have audited the statement of financial condition of Newforth Partners, LLC as of December 31, 2005, and the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newforth Partners LLC, as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Claridad & Crowe

CERTIFIED PUBLIC ACCOUNTANTS

February 1, 2006

# NEWFORTH PARTNERS LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2005**

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 35,898 |
| Accounts receivable, net | 46,555 |
| Prepaid expenses | 1,170 |
| Deposits | 8,087 |
| Furniture and equipment, net | 50,174 |
| | $ 141,884 |
| **LIABILITIES AND MEMBERS' EQUITY** | |
| Liabilities | |
| State taxes payable | $ 2,500 |
| Capitalized furniture lease payable | 22,641 |
| Total liabilities | 25,141 |
| Members' equity | 116,743 |
| | $ 141,884 |

See notes to financial statements.

**NEWFORTH PARTNERS LLC**

**STATEMENT OF OPERATIONS**

**For the Year Ended December 31, 2005**

| | |
|---|---|
| REVENUES | |
| Consulting fees | $ 752,748 |
| Interest and dividend income | 468 |
| | 753,216 |
| EXPENSES | |
| Consulting fees | 604,071 |
| Professional fees | 10,237 |
| Regulatory fees | 3,642 |
| Occupancy | 103,909 |
| Other operating expenses | 220,034 |
| | 941,893 |
| LOSS BEFORE INCOME TAXES | (188,677) |
| INCOME TAXES | (3,300) |
| NET LOSS | $ (191,977) |

See notes to financial statements.

# NEWFORTH PARTNERS, LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY

### For the Year Ended December 31, 2005

| | |
|---|---|
| Balance, December 31, 2004 | $ 308,720 |
| Net loss | (191,977) |
| Balance, December 31, 2005 | $ 116,743 |

See notes to financial statements.

## NEWFORTH PARTNERS, LLC

## STATEMENT OF CASH FLOWS

**For the Year Ended December 31, 2005**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net loss | $ (191,977) |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 12,000 |
| Change in assets and liabilities: | |
| (Increase) decrease in: | |
| Accounts receivable | 111,340 |
| Prepaid expenses | 3,726 |
| Deposits | (12) |
| (Decrease) increase in: | |
| Accounts payable | (301) |
| State taxes payable | (3,500) |
| Net adjustments | 123,253 |
| Net cash used by operating activities | (68,724) |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Principal payments on capitalized furniture lease payable | (13,249) |
| Net cash used by financing activities | (13,249) |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | (81,973) |
| CASH AND CASH EQUIVALENTS, December 31, 2004 | 117,871 |
| CASH AND CASH EQUIVALENTS, December 31, 2005 | $ 35,898 |

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

| | | |
|---|---|---|
| Cash paid during the year for: | Income taxes | $ 6,800 |
| | Interest | $ 0 |

See notes to financial statements.

## NOTE A – Organization and Summary of Significant Accounting Policies

### Organizational Structure and Business Activity

Newforth Partners, LLC (the Company)(formerly Ciere Partners, LLC), a California limited liability company, was formed in March, 2003. Under this form of organization, the members are not liable for the debts of the Company. The Company was approved as a broker-dealer registered with the Securities and Exchange Commission on April 29, 2004 and became licensed with the National Association of Securities Dealers, Inc. on August 27, 2004.

The Company's primary operating objective is to serve as a broker-dealer that provides companies with consulting services that include technology and market assessments, development of exit and growth strategies through a combination of M&A and private placements, pre-transaction positioning and diligence, and transaction due diligence.

### Accounting

These financial statements are prepared using the accrual method of accounting.

### Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

### Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Allowance for Bad Debts

The Company provides an allowance for doubtful accounts equal to the estimated collection losses that will be incurred in collection of all receivables. The estimated losses are based on management's evaluation of outstanding accounts receivable at the end of the year.

### Furniture and Equipment

Furniture and equipment greater than $ 2,500 are recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives (5 to 7 years) of the asset.

NOTE A – Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Consulting fees are recognized as revenue when earned per fee contract or the success of a predetermined event.

Income Taxes

No provision or liability for federal or state income taxes has been made in the financial statements since the Company's income and losses are reported on the individual member's tax returns. The provision is for the annual state limited liability minimum tax and annual fee.

Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

NOTE B – Accounts Receivable

At December 31, 2005, accounts receivable consists of:

| | |
|---|---|
| Accounts receivable | $ 91,555 |
| Less allowance for doubtful accounts | (45,000) |
| | $ 46,555 |

The Company uses the allowance method to account for uncollectible accounts receivable. Accounts receivable are presented net of an allowance for doubtful accounts of $45,000 at December 31, 2005. Bad debt expense of $55,000 is included in other operating expenses in the statement of operations.

NOTE C – Concentrations of Credit Risk

Due the nature of the advisory business, the Company's revenue during the year ended December 31, 2005 was generated from 14 customers, of which 39% was earned from one customer.

NOTE D – Related Party Transactions

Consulting fees in the amount of $ 247,890 were paid to officers/members of the Company during the period ended December 31, 2005, and are included in consulting fees in the statement of operations.

NOTE E – Capitalized Furniture Lease Payable

Capitalized furniture lease payable at December 31, 2005, consisted of a capitalized lease to a financial institution, payable in monthly installments of $ 1,532, including interest at 2.32%, due December, 2006, secured by equipment with a carrying value of $ 48,712.

Future minimum lease payments under the capitalized lease at December 31, 2005 were as follows:

| | |
|---|---|
| 2006 | $ 22,870 |
| Less amount representing interest | (229) |
| | $ 22,641 |

NOTE F – Lease Commitments

Aggregate annual rentals for the Company's offices in San Mateo, California and Ramsey, New Jersey under noncancellable operating leases with an original term in excess of one year are as follows:

| | |
|---|---|
| 2006 | $ 83,700 |
| 2007 | 68,000 |
| 2008 | 17,000 |
| | $ 168,700 |

Rent expense for the period ended December 31, 2005 of $ 103,909, is included in other operating expenses in the statement of operations.

NOTE G – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company's net capital is $ 10,757 which is $ 5,757, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2005 was 2.34 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

# ADDITIONAL INFORMATION

## NEWFORTH PARTNERS, LLC

## COMPUTATION OF NET CAPITAL

**December 31, 2005**

| | |
|---|---|
| NET CAPITAL | |
| Members' equity | $ 116,743 |
| Less nonallowable assets: | |
| Accounts receivable | (46,555) |
| Prepaid expenses | (1,170) |
| Deposits | (8,087) |
| Furniture and equipment | (50,174) |
| | (105,986) |
| NET CAPITAL | $ 10,757 |
| AGGREGATE INDEBTEDNESS | |
| Items included in statement of financial condition | |
| State taxes payable | $ 2,500 |
| Capitalized furniture lease payable | 22,641 |
| | $ 25,141 |
| COMPUTATION OF BASIS NET CAPITAL REQUIREMENTS | |
| Minimum net capital requirement (6.67 ½ % of aggregate indebtedness) | $ 5,000 |
| Net capital in excess of minimum requirement | $ 5,757 |
| Ratio of aggregate indebtedness to net capital | 2,34 to 1 |
| RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31) | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 9,956 |
| Audit adjustment – State taxes payable | 800 |
| Rounding | 1 |
| Net capital as reported herein | $ 10,757 |
| Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report | $ 25,941 |
| Audit adjustments - State taxes payable | (800) |
| Aggregate indebtedness, as reported herein | $ 25,141 |

These differences result in a ratio of aggregate indebtedness to net capital of 2.34 to 1.0 rather than 2.61 to 1.0 as previously reported.

NEWFORTH PARTNERS, LLC

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

**December 31, 2005**

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

## INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

**December 31, 2005**

Not applicable.

*CLARIDAD & CROWE*

**Certified Public Accountants**
**A Partnership of Professional Corporations**

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

February 1, 2006

To the Members of
Newforth Partners, LLC
San Mateo, California

We have audited the financial statements of Newforth Partners, LLC for the year ended December 31, 2005 and have issued our report thereon dated February 1, 2006. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Newforth Partners, LLC, that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Newforth Partners, LLC, taken as a whole. Our study and evaluation disclosed no condition that we believe result in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of Newforth Partners, LLC may occur and not be detected within a timely period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Cordell & Grove

**CERTIFIED PUBLIC ACCOUNTANTS**